Exhibit 21

SUBSIDIARIES OF THE REGISTRANT

NAME	JURISDICTION OF FORMATION

CIS-Oklahoma, Inc.	Kansas
Consolidated Oil Well Services, Inc.	Kansas
Infinity Oil & Gas of Kansas, Inc.	Kansas
Infinity Oil and Gas of Texas, Inc.	Delaware
Infinity Oil & Gas of Wyoming, Inc.	Wyoming